UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009
Commission File Number 000-52414

UIB GROUP LIMITED

Room 1906, 19th Floor, C, Yihe Yangguang Plaza
12 East Tucheng Road, Chaoyang District
Beijing, China 100013

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

On July 10, 2009, UIB Group Limited (the “Company”) announced the following:

Ms. Zhiquan Deng has recently resigned as Chief Financial Officer of the Company for personal reasons. The Company has accepted the resignation, and the handover process is underway.

On May 25, 2009, Mr. Gang Sun resigned as Secretary of the Board of Directors of the Company for personal reasons.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UIB Group Limited

Date: July 21, 2009	By:	/s/ Xiaoping Chen
Xiaoping Chen, Chief Executive Officer